U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

February 2, 2012

VIA EDGAR TRANSMISSION

Ms. Mary Cole
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Direxion Funds (the “Trust”)
File Nos.: 333-28697 and 811-08243

Dear Ms. Cole:

The purpose of this letter is to respond to oral comments provided to Kevin Christy of K&L Gates LLP by Laura Hatch of the U.S. Securities and Exchange Commission (“SEC”) on January 5, 2012 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 117 to its Registration Statement on Form N-1A (the “Registration Statement”).  PEA No. 117 was filed with the SEC pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on November 18, 2011, and will become effective on February 1, 2012.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

Prospectus (Fund Name)

1.
Please consider changing the name of the Direxion Managed Futures Indexed Strategy Fund (the “Fund”) to reflect the Fund’s managed futures strategy.  For example, consider using “Direxion Indexed Managed Futures Strategy Fund.”

The Trust will change the name of the Fund to “Direxion Indexed Managed Futures Strategy Fund.”

Prospectus (Investment Objective)

2.	Please confirm supplementally whether the Auspice Managed Futures Index (the “Index”) was created specifically for the Fund.

The Trust responds by clarifying that the Index was not created specifically for the Fund.

Prospectus (Fees and Expenses of the Fund)

3.	Please remove Footnote (1) to the “Management of the Fund and the Subsidiary” line item of the “Annual Fund Operating Expenses” table.

The Trust responds by removing the footnote.

Prospectus (Principal Investment Strategy)

4.	Please clarify the qualification, “When viewed on a consolidated basis,…” in the first paragraph of the Fund’s Principal Investment Strategy.

The Trust responds by removing that disclosure.

5.
Please confirm whether the Fund will be a control person of any of the exchange-traded funds (“ETFs”) in which the Fund will directly invest.  If so, please confirm that the financial statements of such ETFs will be consolidated with the Fund’s financial statements.

The Trust responds by confirming that the Fund will not be a control person of any of the ETFs in which it will invest.

6.	Please clarify what is meant by “managed commodities” in the Principal Investment Strategy for the Fund.

The Trust responds by revising the referenced disclosure.

7.	Please consider separating the discussion of the managed futures strategy and the discussion of the Fund’s investments in fixed income securities in the Fund’s Principal Investment Strategy.

The Trust responds by revising the Fund’s investment strategy as requested.

8.	Please confirm whether any fees associated with the Fund’s short sales will be included in the table under Fees and Expenses of the Fund.

The Trust responds by confirming that fees related to the Fund’s short positions will be included in the table under Fees and Expenses of the Fund in future registration statements once the Fund is operational.

9.	Please discuss the quality and maturity of the fixed income securities in which the Fund will invest.

The Trust responds by revising the Principal Investment Strategy for the Fund to include this information.

10.	Disclose supplementally whether the Fund may, and does, invest in commodity pools.

The Fund and the Subsidiary currently intend not to invest in commodity pools (except for investments in certain exchange-traded funds and the Fund’s investment in the Subsidiary).  In addition, neither the Fund nor the Subsidiary provides advice or issues analyses or reports with regard to futures or commodity options and therefore neither entity falls within the definition of a commodity trading advisor (“CTA”) under the Commodity Exchange Act (“CEA”) and neither must register as a CTA.  Similarly, neither the Fund nor the Subsidiary falls within the definition of a commodity pool operator (“CPO”) under the CEA and neither must register as a CPO.  To the extent the CTA and/or CPO definitions would apply to the investment adviser of the Fund (“Adviser”), it intends to rely on one or more Commodity Futures Trading Commission exemptions from CTA and CPO registration and therefore will not register as either a CTA or a CPO.

Prospectus (Principal Investment Risks)

11.	Please clarify, with respect to “Counterparty Risk,” whether the Fund restricts the percentage or dollar amount that is subject to contracts with any one counterparty.

The Trust responds by clarifying that the Fund does not impose any restrictions with respect to any single counterparty.  However, the Trust further notes that the Adviser selects each counterparty and has maintained long-standing relationships with each to attempt to mitigate counterparty risk to the extent possible.

12.	Please confirm that the Fund’s disclosure with respect to investments in derivatives complies with the SEC Staff’s July 30, 2010 letter to the Investment Company Institute.

The Trust responds by noting that the Fund will utilize each of the derivative instruments currently listed in the Principal Investment Strategy and related Derivatives Risk as part of its principal investments.  As such, the Trust believes the disclosure complies with the SEC letter referenced in this comment.

13.	Please consider adding risk disclosure indicating that the Commodity Futures Trading Commission has issued proposed revisions to Rule 4.5.

The Trust responds by noting that the Fund has already referenced the adverse effect a change in such regulations may have in the “Regulatory Risk” disclosure under “Principal Investment Risks.”

14.
In light of the fact that the Internal Revenue Service has suspended issuance of Private Letter Rulings (“PLRs”), please explain how it is reasonable to treat income as good income.  Please indicate whether the Fund is relying on an opinion of counsel.

The Trust responded orally to this comment via telephone conference with Ms. Cole on February 1, 2012.

15.	Please consider whether “Tracking Error Risk” is appropriate for a managed strategy fund.

The Trust responds by noting that, although the Fund is not a traditional index fund, it nonetheless tracks the performance of the Index and therefore, the Trust believes that “Tracking Error Risk” is a principal risk of the Fund.

Prospectus (Comments Related to the Fund’s Subsidiary)

16.
Please discuss whether the Subsidiary will enter into an advisory agreement with the Fund’s investment adviser (“Adviser”) that is consistent with the requirements of Section 15 under the Investment Company Act of 1940 (the “1940 Act”).

The Subsidiary will enter into an advisory agreement with the Adviser that will comply with the requirements of Section 15 of the 1940 Act, as such requirements apply to the Fund, including that (i) material amendments to the Subsidiary’s advisory agreements must be approved by the Fund’s shareholders or the Fund’s Board of Trustees in the manner and to the extent that material amendments to the Fund’s advisory agreements must be approved by the Fund’s shareholders; and (ii) the Fund’s shareholders will have the ability to vote to terminate the advisory agreement.

17.	Please confirm that the Subsidiary’s Board of Directors will comply with Sections 10(a) and 16(a) of the 1940 Act.

Section 10(a) of the 1940 Act requires that at least 40% of the members of an investment company’s board of directors be comprised of individuals who are not “interested persons” of the investment company within the meaning of Section 2(a)(19) of the 1940 Act.  Section 16(a) of the 1940 Act requires that a majority of the directors serving on the board of an investment company be elected by shareholders.

The Subsidiary’s board of directors will comply with the requirements of Section 10(a) and 16(a) of the 1940 Act.  The Subsidiary’s board of directors will be comprised of one director who is not an interested person of the Fund or the Subsidiary within the meaning of Section 2(a)(19) of the 1940 Act.  The director will be elected by the Fund, the sole shareholder of the Subsidiary.

18.	Please confirm whether the Subsidiary’s Board of Directors will be signatories to each of the Fund’s PEAs.

The Trust responds by confirming that the Subsidiary’s Board of Directors will be signatories to each of the Fund’s PEAs.

19.	Please confirm whether the Subsidiary’s financial statements will be audited and filed with any regulatory body, including the SEC.

The Subsidiary’s financial statements will be audited.  The Subsidiary’s audited financial statements will be included in the Fund’s annual report and the Subsidiary’s unaudited financial statements will be included in the Fund’s semi-annual report, both of which are filed with the SEC on Form N-CSR.

20.	Does the Subsidiary comply with:

(a)  Section 8 of the Investment Company Act of 1940, as amended (“1940 Act”) with respect to investment policies and restrictions?

Yes.  The Adviser’s advisory agreement with the Subsidiary requires that the Subsidiary is managed in accordance with the investment objectives and policies set forth in the applicable Fund’s prospectus and statement of additional information (“SAI”).

(b)  Section 17 with respect to transactions with affiliated persons and custody?

Yes.  The Adviser’s advisory agreement with the Subsidiary prohibits it from engaging in affiliated transactions on behalf of the Subsidiary.  In addition, each Subsidiary uses the same foreign sub-custody network as those used by the Trust.

(c)  Section 18 with respect to capital structure and leverage?

The Subsidiary will comply with Section 18 and related staff interpretations regarding capital structure and leverage.

21.
Please confirm that even though the subsidiary is not a registered investment company, it will nonetheless comply with the fee structure, liquidity, leverage limitations, accounting rules, pricing procedures and other investment restrictions of the Investment Company Act of 1940, as amended, applicable to the Fund, that the same custodian will hold the assets of the subsidiary and the Fund, and that the same independent registered public accounting firm will audit the subsidiary and the Fund.

The Subsidiary will comply, to the extent applicable, with the same fee structure, liquidity, leverage limitations, accounting rules, pricing procedures and other fundamental and non-fundamental investment restrictions as the Fund.  The same custodian will hold the assets of the Fund and the Subsidiary, and the same independent registered public accounting firm will audit the Fund’s and the Subsidiary’s financial statements.  The Subsidiary also will enter into agreements with the Adviser and the Fund’s transfer agent and administrator for the provision of services.

The fee structure of the Fund and the Subsidiary has been designed to avoid the payment of duplicative fees for similar services provided to the Fund and the Subsidiary.  Under the Fund’s advisory agreement with the Adviser, the Fund pays the Adviser an advisory fee at an annual rate of 0.95% of the Fund’s average daily net assets.  The Adviser does not receive any compensation for its advisory services to the Subsidiary.  The Subsidiary will bear the expenses that it incurs in connection with the custody, administration, accounting, transfer agency, and audit services that it receives.  However, the Fund expects that the expenses borne by the Subsidiary will not be material in relation to the value of the Fund’s assets.  It is also anticipated that the Fund’s own expenses will be reduced to some extent as a result of payment of such expenses at the Subsidiary level.  It is therefore expected that the Fund’s investment in the Subsidiary will not result in the Fund’s paying duplicative fees for similar services provided to the Fund and the Subsidiary.

22.
Please inform the staff whether the Adviser is able to increase the investment advisory fee that it charges to the Subsidiary, and therefore increase the indirect fees borne by the Fund’s shareholders, without a vote by the Fund’s shareholders.

The Adviser may not increase the rate of the management fee paid by the Subsidiary without the prior approval of the Fund’s Board and a majority of the Fund’s shareholders, to the extent that such approval requirements would apply under the 1940 Act.  The Subsidiary’s advisory agreement with the Adviser will provide that material amendments to the Subsidiary’s advisory agreement must be approved by the Fund’s shareholders or the Fund’s Board of Trustees in the same manner and to the same extent as material amendments to the Fund’s advisory agreements.  An increase in the rate of the advisory fee paid by the Fund would be a material amendment to the Fund’s advisory agreement requiring the approval of the Fund’s shareholders and Board of Trustees.  Therefore, an increase in the rate of the management fee paid by the Subsidiary also would be a material amendment requiring the approval of the Fund's shareholders and Board.

23.	Please confirm that all the expenses related to the subsidiary are included in the Fund’s fee table.

The Trust confirms that all of the expenses related to the subsidiary are included in the Fund’s fee table.

24.	Please provide an analysis that discusses whether the Fund’s investment of up to 25% of its total assets in the Subsidiary is considered a liquid investment.

The SEC considers a liquid investment to be an asset that may be sold or disposed of in the ordinary course of business within seven days at approximately the value at which a fund has valued the investment on its books.  The Fund’s investment in the Subsidiary is a liquid investment because the Subsidiary, like the Fund, is limited to investing principally in liquid assets.  Specifically, the Subsidiary and the Fund each may invest only up to 15% of their net assets in illiquid investments.  Like the Fund, the Subsidiary offers to redeem all or a portion of its shares at the current net asset value per share every regular business day.  If the Fund redeems its shares of the Subsidiary, the Fund could expect to receive, within a seven-day period, the cash proceeds of the Subsidiary’s investments in an amount that would approximate the value of the investment in the Subsidiary on the Fund’s books.

25.	Please inform the staff whether the operations of the Fund and the Subsidiary would implicate Section 17(d) of the 1940 Act and Rule 17d-1 thereunder.

Section 17(d) of the 1940 Act makes it unlawful for any affiliated person (or any affiliated person of such person) of a registered investment company to effect any transaction in which such registered investment company, or a company controlled by the registered investment company, is a joint, or joint and several, participant with such person in contravention of rules adopted by the SEC.  Rule 17d-1 under the 1940 Act, in relevant part, makes it unlawful for an affiliated person of a registered investment company (or any affiliated person of such person), acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior SEC approval.  Rule 17d-1 defines a  joint enterprise or other joint arrangement or profit-sharing plan  as “any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company or a controlled company thereof and any affiliated person of … such registered investment company … [has] a joint or a joint and several participation, or share in the profits of such enterprise or undertaking … but shall not include an investment advisory contract subject to Section 15 of the Act.”  Section 17(d) and Rule 17d-1, taken together, are designed to prevent, among other things, affiliated persons of registered investment companies from taking undue advantage of a fund in transactions in which such persons and the fund participate in a joint undertaking.  Some element of combination or profit motive generally must be present for Section 17(d) and Rule 17d-1 to apply.

The provision of advisory services to the Fund and the Subsidiary by the Adviser will not constitute a joint arrangement for purposes of Section 17(d) and Rule 17d-1.  Under the Fund's advisory agreement with the Adviser, the Fund pays the Adviser an advisory fee at an annual rate based upon the Fund's average daily net assets.  The Adviser does not receive any compensation for its advisory services to the Subsidiary.  As such, there is no duplication of the advisory fee or additional profit for the Adviser and the Adviser will not otherwise profit from the arrangement.  In addition, an investment advisory contract subject to Section 15 of the 1940 Act, which the Subsidiary will enter into with the Adviser, is explicitly excluded from the definition of a joint enterprise or other joint arrangement.  Therefore, the joint operation of the Fund and the Subsidiary would not entail a joint arrangement for purposes of Section 17(d) and Rule 17d-1.

26.	Please confirm whether the Subsidiary and its Board of Directors has agreed to the service of process in the United States.

The Trust confirms that the Subsidiary and it Board of Directors have agreed to service of process in the United States.

*     *     *     *     *     *

We trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Kevin Christy at (202) 778-9195 at K&L Gates LLP or Adam Henkel at U.S. Bancorp Fund Services, LLC at (312) 325-2037.

Sincerely,

Direxion Funds

/s/ Daniel D. O’Neill

Name: Daniel D. O’Neill
Title:  President

cc:           Robert J. Zutz, K&L Gates LLP
Francine J. Rosenberger, K&L Gates LLP
Angela Brickl, Rafferty Asset Management, LLC
Adam R. Henkel, U.S. Bancorp Fund Services, LLC